February 27, 2019

Mark S. Elliott
Chief Financial Officer and Chief Operating Officer
Level Brands, Inc.
4521 Sharon Road, Suite 450
Charlotte, NC 28211

       Re: Level Brands, Inc.
           Registration Statement on Form S-3
           Filed December 13, 2018
           File No. 333-228773

Dear Mr. Elliott:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed December 13, 2018

Form 8-K/A filed February 22, 2019 Exhibit 99.3
1. - Basis of Pro Forma Presentation, page F-6

1. You disclosed in your Item 2.01 Form 8-K dated December 20, 2018 that the merger transaction will be accounted for as a reverse merger. Please address how you determined the appropriateness of this accounting. In this regard, we note that in the First Tranche you will issue 6,500,000 shares of common stock to the preferred membership interest owners of Cure Based Development and in the Second Tranche you will issue 8,750,000 shares of your common stock to CBD Holding, LLC, a member of Cure Based Development which is controlled by Mr. Scott Coffman, CEO and one of the managers of
       Cure Based Development. In light of the vesting provisions of the Second Tranche and guidance set forth in ASC 805-10-25-20 through 21 and ASC 805-10-55-24 through 55-
 Mark S. Elliott
FirstName LastNameMark S. Elliott
Level Brands, Inc.
Comapany NameLevel Brands, Inc.
February 27, 2019
February 27, 2019 Page 2
Page 2
FirstName LastName
         26, please address why the 8,750,000 shares are not accounted for as a separate transaction and therefore not included in applying the acquisition method of accounting, including the determination of the purchase price. Specify whether the vesting terms include a condition of employment.
2. To the extent reverse merger accounting is appropriate, please expand your disclosures to clarify this is your basis of accounting and identify the accounting acquirer (Cure Based
         Development) and the accounting acquiree (Legal Brands).
3. - Preliminary Purchase Price allocation and Pro Forma Adjustments, page F-7

3. To the extent reverse merger accounting is appropriate, please address the following comments:
           With reference to ASC 805-40-30-2 and ASC 805-40-55-9 and 10, please revise your determination of the preliminary purchase price. Based on this guidance, the consideration effectively transferred should be equal to the acquisition date fair value of the legal acquirer (Level Brands). Please also note that Legal Brand's payment of cash to the shareholders of Cure Based Development should be considered a distribution of capital and, accordingly reflected as a reduction of shareholder's equity;
            and
           Please reflect the assets and liabilities of Legal Brands in accordance with ASC 805-
            20-25. In this regard, we note that goodwill is measured as the excess of the fair value of the consideration effectively transferred (i.e. the acquisition date fair value of Level
            Brands) over the net amount of Level Brands recognized identifiable assets and liabilities. Refer to ASC 805-40-55-11 and 12.
Form 10-Q for the Quarter Ended December 31, 2018
Note 2. Acquisitions, page 18

4.       With reference to ASC 805-10-25-6 and 7, please tell us how you determined the
         acquisition date for your merger with Cure Based Development. Ensure your response fully addresses the fact that you have not transferred the equity consideration and that, based on your disclosures, you cannot issue such shares until after you receive the approval of your shareholders.
5. If you have appropriately determined the acquisition date, please address the above comments as they relate to your accounting for the Cure Based Development business combination and revise your financial statements accordingly.
6. To the extent reverse merger accounting is appropriate, please ensure that your financial statements for periods subsequent to the acquisition date fully comply with the accounting and disclosure requirements set forth in ASC 805-40. Specifically, ensure your accounting addresses our pro forma comments above regarding your determination of the preliminary purchase price allocation. Also, please note the following:
 Mark S. Elliott
Level Brands, Inc.
February 27, 2019
Page 3
          Prior to the date of the reverse merger, the historical financial statements presented in your filing become those of Cure Based Development and should only include their historical results and operations;
          The historical financial statements of Cure Based Development are required to reflect
          the shares issued by Level Brands ``to acquire   Cure Based
Development as
          outstanding for all periods presented in a manner similar to a stock split. This may require a recalculation of the weighted average shares outstanding for EPS purposes.
          Differences in par value should be offset to additional paid-in capital;
          Cure Based Development financial statements are required to reflect the reverse merger of Level Brands on the acquisition date. On this date, Level Brand's outstanding shares should be reflected as being issued by Cure Based Development to acquire Level Brands; and
          Subsequent to the date of the reverse merger, the historical financial statements are required to be those of the Cure Based Development and Level Brands on a consolidated basis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any questions.



                                                             Sincerely,

FirstName LastNameMark S. Elliott                            Division of
Corporation Finance
                                                             Office of
Manufacturing and
Comapany NameLevel Brands, Inc.
                                                             Construction
February 27, 2019 Page 3
cc:       Brian Pearlman
FirstName LastName